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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type responses)
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1.   Name and Address of Reporting Person*

     Tucker                         Lawrence               C.
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   (Last)                           (First)             (Middle)

     c/o Brown Brothers Harriman & Co., 59 Wall Street
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                                    (Street)

     New York                       New York             10005
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Z-Tel Technologies, Inc. (ZTEL)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

     November/2000
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5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the Form is filed by more than one Reporting Person, see Instruction
    4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
                                                                          (Over)
                                                                 SEC 1474 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Director Stock
Options (Right                                                                  Common
to buy)             $8.81    11/10/00  A   V      1100         (1)    11/10/10   Stock    1100             1100      D
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock                                                                 Common
(2) (10)              (3)    11/13/00  P          4,166,667    Immed. N/A        Stock    (4)    $12  4,166,667(5)   I       (6)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Warrant               (7)    11/13/00  P          1            Immed. 11/13/05   Stock    (8)    (9)       1(5)      I       (6)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1)  Vesting in four equal annual installments beginning on November 10, 2001.
(2)  Par value $.01 per share.
(3) $12 per share of Preferred Stock divided by the Conversion Price, set at $12, but subject to adjustment.
(4)  4,166,667 shares, subject to adjustment.
(5) Tucker is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of The 1818 Fund III, L.P., and, as such, his pecuniary interest in the Preferred Stock and Warrant is limited to his percentage interest in BBH's interest in such securities.
(6)  By The 1818 Fund III, L.P.
(7)  $13.80, subject to adjustment.
(8)  Exercisable for up to 2,083,333 shares, subject to adjustment.
(9) Issued in consideration for the 1818 Fund III, L.P.'s purchase of Preferred Stock on November 13, 2000.
(10) The 1818 Fund III, L.P. has the option, for a ninety (90) day period following November 13, 2000, to purchase an additional 2,083,333 shares of Preferred Stock together with warrants to purchase one-half of a share of Common Stock for each share of Preferred Stock to be issued. The option is subject to the fulfillment of certain closing conditions.


     /s/ Lawrence C. Tucker                                 December 5, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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